UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number 001-38775

ITAMAR MEDICAL LTD.

(Translation of registrant’s name into English)

9 Halamish Street, Caesarea 3088900, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

_

This Form 6-K, including the exhibits hereto, is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-252364 and 333-250155 and Form S-8 Registration Statements File Nos. 333-236883 and 333-230799.

EXPLANATORY NOTE

On October 12, 2021, Itamar Medical Ltd. (the “Company”) announced that it will hold its Special and 2021 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, November 16, 2021 at 1:00 PM (Israel time) (6:00 AM Eastern time), as set forth in the notice of the Meeting (the “Notice”) that was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on the same day. As contemplated by the Notice, the Company hereby furnishes copies of the Company’s proxy statement, which includes the Notice (“Proxy Statement”) as well as proxy card for the Meeting. Copies of the Proxy Statement, form of proxy card and voting instructions form for use by holders of the Company’s American Depositary Shares are attached to this Form 6-K as exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: October 14, 2021

Exhibit Index

Exhibit 99.1	Proxy Statement for the Company’s Special and 2021 Annual General Meeting to be held on November 16, 2021.

Exhibit 99.2	Form of Proxy Card to be used in connection with the Company’s Special and 2021 Annual General Meeting to be held on November 16, 2021.

Exhibit 99.3	Form of Voting Instructions to be used by the holders of American Depositary Shares of the Company in connection with the Company’s Special and 2021 Annual General Meeting to be held on November 16, 2021.